Christian O. Nagler To Call Writer Directly: (212) 446-4900 christian.nagler@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

VIA EDGAR

December 18, 2020

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549
Attn: Peter McPhun / Robert Telewicz

Re:	Global Synergy Acquisition Corp. Draft Registration Statement on Form S-1 Submitted September 16, 2020

Dear Mr. McPhun and Mr. Telewicz,

On behalf of Global Synergy Acquisition Corp. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 7, 2020, regarding the Company’s Draft Registration Statement (the “Registration Statement”) submitted on September 16, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Revised Registration Statement on Form S-1 (the “Revised Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form S-1

Risk Factors, page 28

1.	We note you provided a risk factor that states your independent registered public accounting firm's report contains an explanatory paragraph that expresses substantial doubt about the Company's ability to continue as a going concern. However, the audit report does not contain an explanatory going concern paragraph. Please clarify or consider revising this risk factor.

In response to the Staff’s comment, the Company has removed the relevant risk factor on page 28 as requested.

* * * * *

U.S. Securities & Exchange Commission

December 18, 2020

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact me at christian.nagler@kirkland.com or by telephone at +1 212 446 4900, or Steve Lin at steve.lin@kirkland.com, or by telephone at +8610 5737 9315.

Sincerely,

/s/ Christian Nagler

cc:    Alok Oberoi, President and Co-Chief Executive Officer